Schedule 13G                                                         Page 1 of 5

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SEC 1745            Potential persons who are to respond to the collection of
(6-00) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                           UNITED STATES                                               OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION                            ------------------------------
                      Washington, D.C. 20549                                     OMB Number: 3235-0145
                                                                                ------------------------------
                           SCHEDULE 13G                                          Expires: October 31, 2002
                                                                                ------------------------------
                                                                                 Estimated average burden
                                                                                 hours per response..... 14.9
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                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 LiveWorld, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53838Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]         Rule 13d-1(b)

[x]         Rule 13d-1(c)

[ ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5




C:\PROFILE\CONVERT\2115268_1.DOC

CUSIP No. 53838Q109
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Peter Friedman
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]....................................................................

     (b) [ ]....................................................................
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------
Number of Shares   5.    Sole Voting Power  1,607,893
Beneficially       -------------------------------------------------------------
Owned by Each      6.    Shared Voting Power  0
Reporting Person   -------------------------------------------------------------
With               7.    Sole Dispositive Power  1,607,893
--------------------------------------------------------------------------------
                   8.    Shared Dispositive Power  0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,607,893
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)  6.46%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN.........................................................................
 ................................................................................
 ................................................................................
 ................................................................................

--------------------------------------------------------------------------------




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Schedule 13G                                                         Page 3 of 5



Item 1.

     (a)  Name of Issuer: LiveWorld, Inc.

     (b) Address of Issuer's Principal Executive Offices: 307 Orchard City Drive, Suite 110, Campbell, CA 95008

Item 2.

     (a)  Name of Person Filing: Peter Friedman

     (b) Address of Principal Business Office or, if none, Residence: 307 Orchard City Drive, Suite 110, Campbell, CA 95008

     (c)  Citizenship: United States of America

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 53838Q109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment advisor in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owed: 1,607,893

     (b)  Percent of class: 6.46%

     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote: 1,607,893
               (ii) Shared power to vote or to direct the vote: 0
               (iii) Sole power to dispose or to direct the disposition of:
                    1,607,893
               (iv) Shared power to dispose or to direct the disposition of: 0

Schedule 13G                                                         Page 4 of 5




Instruction. For computations regarding securities which represent a right to acquire an underlying security seess.240.13d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

 Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.
Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Not applicable.

Schedule 13G                                                         Page 5 of 5




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 12, 2002
                                             -----------------------------------
                                                            Date

                                                     /s/ Peter Friedman
                                             -----------------------------------
                                                          Signature

                                                 Peter Friedman/ CEO & Chairman
                                             -----------------------------------
                                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)